Filed pursuant to Rule 424(b)(3)
Registration No. 333-179534

SUPERFUND GOLD, L.P. – SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT

DATED FEBRUARY 19, 2013 TO PROSPECTUS DATED MAY 11, 2012

JANUARY 2013 PERFORMANCE UPDATE

	January 2013	Year to Date	Total NAV 01/31/2013	NAV per Unit 01/31/2013
Series A-1	2.25%	2.25%	$12,332,078	$1,455.10
Series A-2	2.42%	2.42%	$3,421,871	$1,615.70
Series B-1	3.77%	3.77%	$3,758,211	$1,152.40
Series B-2	3.94%	3.94%	$3,582,527	$1,233.89

* All performance is reported net of fees and expenses

Fund results for January 2013:

The Fund’s strategies produced solid returns to start 2013 with gains across multiple market sectors. January was a strong month for global stock indices as optimistic investors worldwide turned to risk. In the U.S., the S&P 500 reached 5-year highs as lawmakers were able to avert the impending tax increases and government spending cuts of the so-called fiscal cliff while also extending the debt ceiling. Stocks rose markedly in Europe on signs of financial normalization as euro-zone banks took advantage of their first opportunity to submit early repayment of emergency 3-year loans issued by the European Central Bank (“ECB”). Increasing confidence in economic conditions lifted crude oil and base metals while reducing demand for gold as an alternative asset. Grain markets also gained ground, supported by adverse weather conditions in South America and dwindling U.S. supplies. The Fund’s short-term models contributed significantly to returns, generating profits in stocks, energies and currencies.

The Fund’s strategies performed well in global equities in January as indices reached multi-year highs on growing investor optimism. U.S. stocks gained over 5% with 75% of companies exceeding quarterly earnings forecasts. In Japan, the Nikkei rose on the falling yen and plans for additional fiscal stimulus. The Hang Seng and Chinese H-Shares advanced as Hong Kong exports grew and Chinese GDP exceeded forecasts. The Aussie SPI rose on commodity demand while the Korean Kospi fell due to elevated political tensions with North Korea. The Swiss SMI rose as the franc fell against the euro, strengthening Swiss exports. Gains in the German DAX reflected rising investor confidence while the Spanish IBEX and Italian MIB40 advanced as fiscal crisis fears receded.

The Fund’s allocation to the bonds sector underperformed in January as global economic stability eroded demand for the safety of government securities. Euro-zone stocks rose for an eighth straight month, reducing demand for German debt. U.S. benchmark 10-year yields jumped in reaction to the fiscal cliff resolution and the ECB announcement that 278 regional banks would take advantage of early repayment of emergency loans. Australian 10-year yields reached a 4-month high as aggressive rate cuts by the Reserve Bank of Australia helped to loosen credit and improve market sentiment. Japanese 10-year yields declined on expectations that new stimulus measures and fiscal discipline will stabilize their economy.

The Fund’s positions in money markets posted subpar results in January on expectations for the removal of excess liquidity from the financial system. The first opportunity for banks to repay the ultra-cheap 3-year loans offered by the ECB as part of their Long Term Refinancing Operation was met with widespread participation. Banks exceeded expectations by submitting €137 billion in repayments versus market estimates of €84 billion, leading to a spike in short-term yields. Additionally, euro-zone banks chose not to replace the longer term loans with regularly offered 7-day and 3-month financing, a sign that banks are detaching themselves from central bank support.

The Fund’s metals positions produced favorable results in January as the rebound in the global economy led to increased demand for industrial metals. LME and NY copper climbed to 3-month highs on encouraging U.S. auto sales and housing data and expansion in the Chinese manufacturing sector. LME nickel gained as stainless steel producers restocked in preparation for higher production rates. Platinum experienced its best month in a year as global demand grew while mining investment declined. Investors preferred silver (+3.7%) to gold (-0.9%) due to its widespread use in manufacturing in addition to its benefit as an inflation hedge.

The Fund’s allocation to the energies sector generated healthy returns in January as improving global economic conditions lifted demand prospects while unrest across North Africa and the Middle East injected geopolitical risk premium. Signs of growth in the U.S., China and Europe helped to lift NY crude oil to a 4-month high despite U.S. production exceeding 7 million barrels per day for the first time since 1993. Heightened tensions between Israel and Syria, instability in Egypt and an attack on a BP-owned gas field in Algeria combined to add fear to the rally. Natural gas moved higher mid-month on home heating demand as a mass of arctic air moved across the eastern half of U.S. before falling to nearly unchanged on warmer weather.

The Fund’s perpetual long gold position negatively affected performance in January as positive economic metrics, fading inflation concerns, and prospects for an end to U.S. Federal Reserve monetary stimulus led to the fourth straight monthly decline for gold. Gold closed below its 200-day moving average at $1,662 per ounce.

Other market sectors, relative to those discussed above, did not have a substantial impact on the month’s overall performance.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPERFUND GOLD, L.P. – SERIES A-1

JANUARY 2013 ACCOUNT STATEMENT

(Prepared from Books without Audit for the Month ended January 31, 2013)

STATEMENT OF INCOME
JANUARY 2013
Investment income, interest	$(616)

Expenses
Management fee	23,219
Ongoing offering expenses	—
Operating expenses	7,742
Selling commissions	20,636
Other expenses	42
Incentive fee	—
Brokerage commissions	20,943
Total expenses	72,583

Net investment gain (loss)	(73,199)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(176,529)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	521,488

Net gain(loss) on investments	344,959

Net increase (decrease) in net assets from operations	$271,760

STATEMENT OF CHANGES IN NET ASSET VALUE
JANUARY 2013
Net assets, beginning of period	$12,213,605

Net increase (decrease) in net assets from operations	271,760

Capital share transactions
Issuance of shares	73,678
Redemption of shares	(226,964)

Net increase(decrease) in net assets from capital share transactions	(153,286)

Net increase(decrease) in net assets	118,474

Net assets, end of period	$12,332,078
NAV Per Unit, end of period	$1,455.10

SUPERFUND GOLD, L.P. – SERIES A-2

JANUARY 2013 ACCOUNT STATEMENT

(Prepared from Books without Audit for the Month ended January 31, 2013)

STATEMENT OF INCOME
JANUARY 2013
Investment income, interest	$(171)

Expenses
Management fee	6,432
Ongoing offering expenses	—
Operating expenses	2,145
Other expenses	12
Incentive fee	—
Brokerage commissions	5,801
Total expenses	14,390

Net investment gain (loss)	(14,560)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(48,901)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	144,459

Net gain(loss) on investments	95,558

Net increase (decrease) in net assets from operations	$80,998

STATEMENT OF CHANGES IN NET ASSET VALUE
JANUARY 2013
Net assets, beginning of period	$3,389,568

Net increase (decrease) in net assets from operations	80,998

Capital share transactions
Issuance of shares	5,086
Redemption of shares	(53,781)

Net increase(decrease) in net assets from capital share transactions	(48,695)

Net increase(decrease) in net assets	32,303

Net assets, end of period	$3,421,871

NAV Per Unit, end of period	$1,615.70

SUPERFUND GOLD, L.P. – SERIES B-1

JANUARY 2013 ACCOUNT STATEMENT

(Prepared from Books without Audit for the Month ended January 31, 2013)

STATEMENT OF INCOME
JANUARY 2013
Investment income, interest	$(305)

Expenses
Management fee	7,076
Ongoing offering expenses	—
Operating expenses	2,359
Selling commissions	6,302
Other expenses	337
Incentive fee	—
Brokerage commissions	9,499
Total expenses	25,572

Net investment gain(loss)	(25,877)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(2,455)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	164,715

Net gain(loss) on investments	162,260

Net increase (decrease) in net assets from operations	$136,383

STATEMENT OF CHANGE IN NET ASSET VALUE
JANUARY 2013
Net assets, beginning of period	$3,725,748

Net increase (decrease) in net assets from operations	136,383

Capital share transactions
Issuance of shares	3,251
Redemption of shares	(107,172)

Net increase (decrease) in net assets from capital share transactions	(103,921)

Net increase(decrease) in net assets	32,463

Net assets, end of period	$3,758,211
NAV Per Unit, end of period	$1,152.40

SUPERFUND GOLD, L.P. – SERIES B-2

JANUARY 2013 ACCOUNT STATEMENT

(Prepared from Books without Audit for the Month ended January 31, 2013)

STATEMENT OF INCOME
JANUARY 2013
Investment income, interest	$(290)

Expenses
Management fee	6,734
Ongoing offering expenses	—
Operating expenses	2,245
Other expenses	321
Incentive fee	—
Brokerage commissions	9,040
Total expenses	18,350

Net investment gain(loss)	(18,640)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(2,336)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	156,753

Net gain(loss) on investments	154,416

Net increase (decrease) in net assets from operations	$135,776

STATEMENT OF CHANGE IN NET ASSET VALUE
JANUARY 2013
Net assets, beginning of period	$3,482,317

Net increase (decrease) in net assets from operations	135,776

Capital share transactions
Issuance of shares	21,064

Redemption of shares	(56,630)

Net increase (decrease) in net assets from capital share transactions	(35,566)

Net increase(decrease) in net assets	100,210

Net assets, end of period	$3,582,528

NAV Per Unit, end of period	$1,233.89

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Gold, L.P.